EXHIBIT 4.3


Applied NeuroSolutions, Inc.
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David Ellison                                        50 Lakeview Parkway
Chief Financial Officer and Controller               Suite 111
                                                     Vernon Hills, IL 60061
                                                     847-573-8025  Ext. 239
                                                     847-573-8030  (FAX)
                                                     ellison@appns.com
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January 20, 2004

Dear Applied NeuroSolutions, Inc. Convertible Promissory Note Holder,

         During the past eighteen months you invested in Applied NeuroSolutions, Inc. (and predecessor companies) by purchasing a 6% Convertible Promissory Note (the "Note"). The terms of conversion of the Note were as follows:

            o Upon closing of a minimum of $3 million in a future placement, the Note, plus accrued interest, will automatically convert into shares of APNS Common Stock at a conversion price equal to 50% of the per share price of the Common Stock sold in the future placement. The conversion price will not exceed $0.15 per share.

         As you are aware, we are currently in the process of raising approximately $6 million in a private placement ("the Placement"). A lead investor (the "Investor") has approached us and agreed to invest $1.5 million in the Placement, subject to certain conditions. One of the conditions is a change in the conversion rate (as described below) for the Note holders. The suggested change in the conversion is as follows:

            o The Note will be converted into units to be sold in the private placement (a unit is being sold for $0.25 and consists of one share of common stock and a warrant to purchase one share of common stock. The warrant is exercisable for 5 years and has an exercise price of $0.30). In addition, the Note holder will receive additional warrants equal to 10% of the units purchased.

         As an example, based on the unit price of $0.25 in the Placement, $100,000 of convertible debt (including accrued interest) will be converted into 400,000 shares of Common Stock and 440,000 warrants (400,000 warrants plus 10% or 40,000). The warrants will have an exercise price of $0.30 per share.

         Management and the Board of Directors of APNS have reviewed the proposal from the Investor and believe that, based on the funds committed from the Investor and additional funds that have been committed from other investors as a result of the Investor, it is in the best interests of the Note holders to consent to this change in the terms of the conversion. Management believes that the Investor proposal represents the Company's best chance to survive, and thereafter, to enhance the value of our science in the marketplace and continue our scientific progress. This consent to change the terms of the conversion is contingent upon the Placement closing on its minimum offering ($6 million) with the Investor described above. If any other minimum $3 million funding (excluding the Investor) is completed prior to conversion, the original conversion terms will apply.

PLEASE BE AWARE THAT WE ARE OPERATING WITHIN A VERY TIGHT TIME SCHEDULE AND ACCORDINGLY WOULD GREATLY APPRECIATE IF YOU WOULD REVIEW THIS INFORMATION, AND IF THE INFORMATION IS ACCEPTABLE, PLEASE SIGN THE ENCLOSED NOTEHOLDER CONSENT AND RETURN BY FAX TO ME AT THE COMPANY AT (847) 573-8030, WITH ORIGINALS TO BE RETURNED TO THE COMPANY ADDRESS.

TO REITERATE, IF OUR COMPANY DOES NOT RECEIVE THE NECESSARY CONSENTS FROM THE NOTEHOLDERS, THE CONTEMPLATED OFFERING WILL NOT TAKE PLACE AND THE COMPANY WILL LIKELY BE FORCED TO CEASE OPERATIONS.

         By signing and sending to us the consent below, you agree to the new conversion terms. This is a very important time for our Company, and your assistance in these matters is greatly appreciated. We appreciate your continued involvement with APNS. If you have any questions, please call me at (847) 573 - 8025 extension 239.

                                                    Sincerely,


                                                    David Ellison
                                                    Chief Financial Officer


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The undersigned Convertible Promissory Note holder of Applied NeuroSolutions,
Inc. hereby consents to the following change in the conversion rate as stated in the Convertible Promissory Note:

         The Convertible Promissory Note, including accrued interest, will be automatically converted upon APNS completing a minimum funding of $6 million. The conversion rate will be at the unit purchase price of the Placement (as described above) to be closed in the first quarter of 2004. The convertible promissory note holder will be entitled to additional 10% warrant coverage to purchase shares of APNS common stock at an exercise price equal to the exercise price of the warrants included in the unit sold in the Placement. The unit is expected to be sold at $0.25 per unit and consist of one share of Common Stock and one warrant, exercisable for 5 years, at an exercise price of $0.30. The consent and change in terms of the conversion provisions is contingent upon a closing of the Placement that includes the Investor (as described above).


I consent to the change in the terms of my Convertible Promissory Note:


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Signature


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Convertible Promissory Note Holder                   Date